SCHEDULE 13G – EXIT FILING
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Ultrapetrol (Bahamas) Limited
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

P94398 10 7
(CUSIP Number)

July 15, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[x ]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. P94398 10 7

Explanatory Note:  This Amendment No. 4 to Schedule 13G is being filed with the Securities and Exchange Commission to extinguish the beneficial ownership reporting obligations of Solimar Holdings Ltd. (the “Reporting Person”) with respect to the common stock of Ultrapetrol (Bahamas) Limited (the “Issuer”).  On March 1, 2010, the Reporting Person’s 146,384 warrants to purchase common stock of the Issuer expired unexercised.  On July 15, 2010, the Reporting Person sold all of the shares of common stock of the Issuer legally owned by it to Hazels (Bahamas) Investments Inc. and, as of such date, does not own any shares of or warrants to purchase common stock of the Issuer.  Further, as a result of the sale of such shares by the Reporting Person and the termination as to the Reporting Person of the voting agreement among the Reporting Person, Hazels (Bahamas) Investments Inc. and Inversiones Los Avellanos S.A., the Reporting Person is no longer part of the group that included Inversiones Los Avellanos S.A., SIPSA S.A., Hazels (Bahamas) Investments Inc., Felipe Menendez and Ricardo Menendez, which jointly reported its beneficial ownership of shares of common stock of the Issuer on Schedule 13G.  Consequently, the Reporting Person no longer has any further reporting obligations with respect to beneficial ownership of shares of common stock of the Issuer.

(1)	Name of reporting persons
I.R.S. Identification Nos. of above persons (entities only)

Solimar Holdings Ltd.
N/A

(2)	Check the appropriate box if a member of a group (see instructions)	(a) ☐
(b) ☒

(3)	SEC use only

(4)	Citizenship or place of organization: Bermuda

Number of shares beneficially owned by each reporting person with:

(5)	Sole voting power:

0

(6)	Shared voting power:

0

(7)	Sole dispositive power:

0

(8)	Shared dispositive power:

0

(9)	Aggregate amount beneficially owned by each reporting person:

0

(10)	Check if aggregate amount in Row (9) excludes certain shares (see instructions)
☐

(11)	Percent of class represented by amount in Row (9):

0%

(12)	Type of reporting person (see instructions):

CO

Item 1.

	(a)	Name of issuer:

Ultrapetrol (Bahamas) Limited

	(b)	Address of issuer’s principal executive offices:

Ocean Centre, Montagu Foreshore East Bay St., P.O. Box SS-19084 Nassau, Bahamas

Item 2.

	(a)	Name of person filing:

Solimar Holdings Ltd.

	(b)	Address or principal business office or, if none, residence:

Solimar Holdings Ltd. AIG-GE Capital Latin American Infrastructure Fund L.P. 29 Richmond Road Pembroke HM 08 Bermuda

	(c)	Citizenship:

Bermuda

	(d)	Title of class of securities:

Common Stock, par value $0.01 per share

	(e)	CUSIP No.:

P94398 10 7

Item 3.		N/A

Item 4.		Ownership.

	(a)	Amount Beneficially Owned:

0

	(b)	Percent of Class:

0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

0

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:

0

	(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

See explanatory note above.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 15, 2010

Solimar Holdings Ltd.

By:	/s/ Michael P. Kelley
Name:	Michael P. Kelley
Title:	Attorney-In-Fact

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